Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

N E W S — N E W S — N E W S — N E W S — N E W S

Stratus Technologies Bermuda Holdings Ltd. Announces Financial

Results for the Third Quarter of Fiscal Year 2014

Hamilton, Bermuda, January 13, 2014 - Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”), the leading provider of high availability solutions, today announced financial results for the third quarter of fiscal year 2014 ended November 24, 2013.

•	Q3 Revenue: $47.1 million

•	Q3 Net Loss: $5.8 million

•	Q3 Adjusted EBITDA: $11.4 million

Commenting on the quarter, Dave Laurello, Stratus CEO and President, said, “During the quarter, we experienced positive momentum in our software business and with ftServer, which earned third party accolades* for its reliability and ability to deliver fault tolerance in virtual environments. At the same time, we advanced the development and testing of our next-generation software solutions, and received further validation from customers, analysts and potential partners of the need for fault tolerant software that enables enterprises and cloud providers to deliver the highest levels of availability for their business critical applications.”

Total revenue for the quarter-to-date period ended November 24, 2013 was $47.1 million as compared to $49.0 million in the quarter-to-date period ended November 25, 2012. This is a 4% decrease as reported, and a 4% increase at constant currency. Profit from operations was $8.6 million compared to $8.6 million for the same period last year, a 1% decrease as reported, and a 24% increase at constant currency. Profit from operations for the quarter-to-date period ended November 24, 2013 included restructuring charges of $0.7 million to further align spending with current business initiatives compared to $0.1 million in the prior year. Net loss was $5.8 million, compared to net income of $1.1 million in the same period in the prior year. Net loss for the quarter-to-date period ended November 24, 2013 and net income for the quarter-to-date period ended November 25, 2012 includes a non-cash net loss on change in fair value of embedded derivatives of $0.4 million, and a non-cash net gain on change in fair value of embedded derivatives of $5.5 million respectively.

The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $11.4 million, or 24% of revenue, compared to $11.4 million, or 23% of revenue, for the same period last year. This represents a gross increase of less than 1% compared to the prior year, or 19% at constant currency. Please refer to the reconciliation of Adjusted EBITDA to Generally Accepted Accounting Principles (“GAAP”) financial measures in the attached, unaudited “Consolidated Statements of Operations.”

Total revenue for the year-to-date period ended November 24, 2013 was $145.8 million as compared to $154.0 million in the year-to-date period ended November 25, 2012. This is a 5% decrease as reported, and a 2% increase at constant currency. Profit from operations was $26.0 million compared to $30.3 million for the same period last year. This is a 14% decrease as reported, and an 8% increase at constant currency. Profit from operations for the year-to-date period ended November 24, 2013 included restructuring charges of $1.9 million to further align spending with current business initiatives compared to $0.2 million in the prior year. Net loss was $17.7 million, compared to a net loss of $6.1 million in the same period last year. This is a 191% increase as reported, and an 81% increase at constant currency. Net loss for the year-to-date periods ended November 24, 2013 and November 25, 2012 include a non-cash net loss on change in fair value of embedded derivatives of $1.4 million and a non-cash net gain on change in fair value of embedded derivatives of $4.7 million respectively. Net loss for the year-to-date periods ended November 24, 2013 and November 25, 2012 includes a net loss on extinguishment of debt of $0.8 million and $0.9 million, respectively.

The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $36.3 million, or 25% of revenue, compared to $37.7 million, or 24% of revenue, for the same period last year. This represents a gross decrease of 4% compared to the prior year, or an increase of 14% at constant currency. Please refer to the reconciliation of Adjusted EBITDA to Generally Accepted Accounting Principles (“GAAP”) financial measures in the attached, unaudited “Consolidated Statements of Operations.”

Third Quarter Results Conference Call

A conference call to review third quarter financial results will be held today, January 13, 2014, at 1:30 p.m. Eastern Time, and may be accessed by calling 1-877-941-0844 (U.S. only) or 1-480-629-9835, with a conference ID of 4659420. A recording of this conference call will be available later today at 1-800-406-7325 (U.S. only) or 1-303-590-3030, with a conference ID of 4659420 for 30 days.

About Stratus Technologies

Stratus Technologies is the leading provider of infrastructure based solutions that keep applications running continuously in today’s always-on world. Stratus enables rapid deployment of always-on infrastructures, from enterprise servers to clouds, without any changes to applications. Stratus’ flexible solutions – software, platform and services – prevent downtime before it occurs and ensure uninterrupted performance of essential business operations. www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

*CRN¸ “The 10 Coolest Servers of 2013,” December 2013

ITIC, “2013 Global Server Hardware and Server OS Reliability Survey,” February 2013

# # #

Investor Relations	Press & Industry Analysts
Robert C. Laufer	Sally Bate
Senior Vice President, CFO	Director of Corporate Marketing
Stratus Technologies	Stratus Technologies
978-461-7343	978-461-7518
bob.laufer@stratus.com	sally.bate@stratus.com

© 2014 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a trademark or registered trademark of ours. All other trade names, service marks and trademarks are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	November 24,	February 24,
	2013	2013
	(Dollars and share data in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$12,576	$22,163
Accounts receivable, net of allowance for doubtful accounts of $185 and $281, respectively	33,176	38,330
Inventory	5,496	6,687
Deferred income taxes	1,597	1,667
Prepaid expenses and other current assets	3,889	3,989

Total current assets	56,734	72,836
Property and equipment, net	9,316	10,443
Intangible assets, net	7,706	7,258
Goodwill	13,013	13,024
Deferred income taxes	9,374	9,687
Deferred financing fees	4,122	6,381
Other assets	1,573	1,795

Total assets	$101,838	$121,424

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Short term debt	$8,000	$—
Current portion of long-term debt	5,000	5,000
Accounts payable	7,254	7,763
Accrued expenses	12,420	15,661
Accrued interest payable	3,047	9,238
Income taxes payable	165	500
Deferred revenue	29,067	37,740

Total current liabilities	64,953	75,902
Long-term debt, net of discount	283,140	273,393
Embedded derivatives	21,002	20,252
Long-term deferred income taxes	424	424
Deferred revenue and other long-term liabilities	16,653	17,556

Total liabilities	386,172	387,527

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; 6,561 shares issued and outstanding at November 24, 2013 and February 24, 2013	124,999	117,923
Series B: 20,524 shares authorized; 4,373 and 3,532 shares issued and outstanding at November 24, 2013 and February 24, 2013, respectively	83,305	63,479
Right to shares of Series B redeemable convertible preferred stock	4,828	5,518
Ordinary shares subject to puts, 767 and 773 shares issued and outstanding at November 24, 2013 and February 24, 2013, respectively	1,151	1,160

Total redeemable convertible preferred stock and redeemable ordinary stock	214,283	188,080

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,045 and 28,039 shares issued and outstanding at November 24, 2013 and February 24, 2013, respectively	16,269	16,265
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at November 24, 2013 and February 24, 2013	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 19,204 and 15,512 shares issued and outstanding at November 24, 2013 and February 24, 2013	11,140	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(524,866)	(478,778)
Accumulated other comprehensive loss	(1,160)	(668)

Total stockholders’ deficit	(498,617)	(454,183)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$101,838	$121,424

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

For the fiscal three-month periods ended November 24, 2013 and November 25, 2012

	November 24, 2013	November 25, 2012
	(Dollars in thousands)
REVENUE
Product	$15,431	$15,627
Service	31,700	33,360

Total revenue	47,131	48,987

COST OF REVENUE
Product	7,367	6,566
Service	12,457	13,393

Total cost of revenue	19,824	19,959

Gross profit	27,307	29,028
OPERATING EXPENSES
Research and development	5,343	6,162
Sales and marketing	7,800	8,253
General and administrative	4,640	5,583
Restructuring charges	672	111
Management fees	300	300

Total operating expenses	18,755	20,409

Profit from operations	8,552	8,619
Interest income	2	7
Interest expense	(13,058)	(12,486)
(Loss) gain on change in fair value for embedded derivatives	(372)	5,493
Other expense, net	(451)	(122)

(Loss) income before income taxes	(5,327)	1,511
Income taxes	518	447

Net (loss) income	$(5,845)	$1,064

EBITDA TABLE:
Net (loss) income	$(5,845)	$1,064
Add:
Interest expense, net	13,056	12,479
Income taxes	518	447
Depreciation and amortization	1,597	1,855

EBITDA (1)	$9,326	$15,845

Add (deduct):
Restructuring (a)	672	111
Stock-based compensation expense (b)	6	58
Management fees (c)	300	300
Reserves (d)	247	295
Loss (gain) on change in fair value for embedded derivatives (f)	372	(5,493)
Other expense, net (g)	476	242

Total adjustments	2,073	(4,487)

Adjusted EBITDA (1)	$11,399	$11,358

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

For the fiscal nine-month periods ended November 24, 2013 and November 25, 2012

	November 24, 2013	November 25 2012
	(Dollars in thousands)
REVENUE
Product	$49,712	$55,097
Service	96,108	98,918

Total revenue	145,820	154,015

COST OF REVENUE
Product	22,616	22,197
Service	38,505	41,246

Total cost of revenue	61,121	63,443

Gross profit	84,699	90,572
OPERATING EXPENSES
Research and development	17,539	18,985
Sales and marketing	22,983	24,221
General and administrative	15,371	15,999
Restructuring charges	1,946	188
Management fees	900	900

Total operating expenses	58,739	60,293

Profit from operations	25,960	30,279
Interest income	5	17
Interest expense	(39,060)	(37,412)
Loss on extinguishment of debt	(829)	(939)
(Loss) gain on change in fair value for embedded derivatives	(1,375)	4,668
Other expense, net	(783)	(477)

Loss before income taxes	(16,082)	(3,864)
Income taxes	1,617	2,219

Net loss	$(17,699)	($6,083)

EBITDA TABLE:
Net loss	$(17,699)	($6,083)
Add:
Interest expense, net	39,055	37,395
Income taxes	1,617	2,219
Depreciation and amortization	5,112	5,281

EBITDA (1)	$28,085	$38,812

Add (deduct):
Restructuring (a)	1,946	188
Stock-based compensation expense (b)	104	160
Management fees (c)	900	900
Reserves (d)	1,249	490
Loss on extinguishment of debt (e)	829	939
Loss (gain) on change in fair value for embedded derivatives (f)	1,375	(4,668)
Other expense, net (g)	1,833	906

Total adjustments	8,236	1,085

Adjusted EBITDA (1)	$36,321	$37,727

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above.

a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in the quarter-to-date period and year-to-date period ended November 24, 2013 as well as in prior periods. These programs were designed to streamline our business model and centralize certain functions.

b)	In the quarter-to-date and year-to-date fiscal periods ended November 24, 2013 and November 25, 2012, we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $4.3 million and $3.8 million at November 24, 2013 and February 24, 2013, respectively.

d)	In the quarter-to-date and year-to-date fiscal periods ended November 24, 2013 and November 25, 2012, we recorded non-cash inventory write-downs.

e)	In the year-to-date fiscal period ended November 24, 2013 and November 25, 2012 we recorded a loss on extinguishment of debt related to the ECF payment in the fiscal second quarter 2014 and 2013, related to the Senior Secured Notes. The loss is due to a premium, the write-off of a pro rata portion of deferred financing fees along with debt discount and related fees offset by the reduction in the value ascribed to the ECF embedded derivative liability.

f)	In the quarter-to-date and year-to-date fiscal periods ended November 24, 2013 and November 25, 2012, we recorded a loss and gain, respectively, due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes.

g)	In the quarter-to-date fiscal period ended November 24, 2013, we recorded other expense, net of $0.5 million, primarily consisting of $0.3 million of net foreign currency loses and $0.1 million of bank fees.

In the year-to-date fiscal period ended November 24, 2013, we recorded other expense, net of $1.8 million, primarily consisting of $1.1 million of miscellaneous and non-recurring charges, $0.3 million of net foreign currency losses and $0.4 million of bank fees.

In the quarter-to-date fiscal period ended November 25, 2012, we recorded other expense, net of $0.2 million, primarily consisting of $0.1 million of bank fees and $0.1 million of miscellaneous and non-recurring charges.

In the year-to-date fiscal period ended November 25, 2012, we recorded other expense, net of $0.9 million, primarily consisting of $0.5 million of miscellaneous and non-recurring charges and $0.4 of million bank fees.

STRATUS TECHNOLOGIES BERMUDA HOLIDNGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	39 weeks ended
	November 24, 2013	November 25, 2012
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows (used in) provided by operating activities:
Net loss	$(17,699)	$(6,083)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	5,112	5,281
Amortization of deferred financing costs and debt discount	9,755	8,704
Stock-based compensation	104	160
Provision for recovery of doubtful accounts	(249)	(39)
Inventory provision	1,249	490
Loss on extinguishment of debt	829	939
Premium on excess cash flow payment	(1,001)	(999)
Loss (gain) on change in fair value of embedded derivatives	1,375	(4,668)
Loss on sale of asset	—	31
Loss on retirement of property and equipment	49	84
Interest payable-in-kind	6,987	6,385
Changes in assets and liabilities
Accounts receivable	5,142	5,755
Inventory	(706)	(418)
Prepaid expenses and other current assets	108	317
Accounts payable	(394)	(665)
Accrued expenses	(3,203)	(818)
Accrued interest	(6,191)	(6,417)
Income taxes payable	(81)	531
Deferred revenue	(9,501)	(5,109)
Other long-term assets and liabilities	702	2,184

Net cash (used in) provided by operating activities	(7,613)	5,645

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(2,870)	(4,872)
Acquisition of business, net of cash acquired	—	(6,821)
Capitalization of software development costs	(1,387)	—
Acquisition of other long-term assets	(93)	(100)

Net cash used in investing activities	(4,350)	(11,793)

FINANCING ACTIVITIES
Cash flows provided by (used in) financing activities:
Proceeds from revolving credit facility	8,000	—
Payments on long-term debt	(5,005)	(4,995)
Payment of equity issuance fees	(144)	—

Net cash provided by (used in) financing activities	2,851	(4,995)
Effect of exchange rate changes on cash	(475)	(401)

Net decrease in cash and cash equivalents	(9,587)	(11,544)
Cash and cash equivalents at beginning of period	22,163	27,510

Cash and cash equivalents at end of period	$12,576	$15,966